SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                      Form 10-K

         (Mark One)

          X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   For Fiscal Year Ended December 31, 1993

                                          OR

         ____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)  OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   Commission File Number:  1-4639

                                    CTS CORPORATION
               (Exact name of registrant as specified in its charter)

                    Indiana                            35-0225010
         (State or other jurisdiction of         (IRS Employer Identifi-
         incorporation or organization)          cation Number)

         905 West Boulevard North, Elkhart, Indiana             46514
          (Address of principal executive offices)            (Zip Code)

         Registrant's telephone number, including area code:   219-293-7511

         Securities registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange
              Title of Each Class                 on Which Registered

         Common stock, without par value         New York Stock Exchange

         Securities registered pursuant to Section 12(g) of the Act:  None

         Indicate by check mark whether the registrant has: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securit-ies Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes    X             No

         Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

                          Yes    X              No
         There were 5,169,354 shares of Common Stock, without par value, outstanding on March 11, 1994.

         The aggregate market value of the voting stock held by non-affi-liates of CTS Corporation was approximately $68 million on March 11, 1994.
                                          1

                         DOCUMENTS INCORPORATED BY REFERENCE


               (1) Portions of the CTS Corporation 1993 Annual Report for the fiscal year ended December 31, 1993, incorporated by reference in Part I and Part II.

               (2)  Portions of the 1994 Proxy Statement for annual meeting
                    of  stockholders   to  be  held  on   April  29,  1994,
                    incorporated by reference in Part III.

               (3) Certain portions of the CTS Corporation Form 10-K for the 1987 fiscal year ended January 3, 1988, incorporated by reference in Part IV.

               (4)   Certain portions  of  Registration Statement  No.  33-
                     27749, effective   March   23, 1989, incorporated   by
                     reference in Part IV.

               (5)  Certain portions of the 1989 Proxy Statement for annual
                    meeting   of   stockholders   held  April   28,   1989,
                    incorporated by reference in Part IV.

               (6) Certain portions of the CTS Corporation Form 10-K for the 1989 fiscal year ended December 31, 1989, incorporated by reference in Part IV.

               (7)  Certain portions  of the CTS Corporation  Form 10-K for
                    the  1991   fiscal  year   ended  December   31,  1991,
                    incorporated by reference in Part IV.

               (8)  Certain portions  of the CTS Corporation  Form 10-K for
                    the  1992  fiscal   year  ended   December  31,   1992,
                    incorporated by reference in Part IV.


                           EXHIBIT INDEX -- PAGES 16 AND 17

                                        Part I


          Item 1.   Business

                   INTRODUCTION AND GENERAL DEVELOPMENT OF BUSINESS

          The registrant, CTS Corporation (CTS or Company), is an Indiana corporation incorporated in 1929 as a successor to a company started in 1896. CTS' principal executive offices are located at 905 West Boulevard North, Elkhart, Indiana 46514, telephone number (219) 293-7511.

          CTS designs, manufactures and sells electronic components. The engineering and manufacturing of CTS products is performed at 15 facilities worldwide. CTS products are sold through sales engineers, sales representatives, agents and distributors.

          In March 1987, a settlement was announced between CTS and Dynamics Corporation of America (DCA), terminating the sale process of the Company and resolving all disputes between CTS and DCA. Subsequently, the United States Supreme Court held that the Control Share Acquisition Chapter was constitutional. As a result of the Court's decision, the issue of voting rights of 1,020,000 shares of CTS common stock acquired by DCA in 1986 was submitted to a vote of CTS stockholders at the 1987 annual meeting. A majority of all shares eligible to vote was necessary to grant voting rights. DCA was not eligible to vote on the issue. The stockholders voted not to grant voting rights to DCA on these shares. The Court's decision did not have an impact with respect to voting rights on additional shares of CTS common stock previously acquired by DCA. In May 1988, the settlement agreement expired pursuant to its terms. At the end of 1993, DCA owned 1,920,900 shares (37.3%) of CTS common stock, including the 1,020,000 shares without voting rights.

          In January 1990, the Company formally announced the closing of its Switch Division located in Paso Robles, California. The Paso Robles manufacturing operations were relocated to the Company's facilities in Taiwan and Bentonville, Arkansas. During 1992, the Company completed the sale of the Paso Robles manufacturing plant and most of the associated real estate for $1.9 million. A pre-tax gain of $0.9 was realized from the sale. The manufacturing operations for certain variable resistor and selector switch products, which formerly were performed in Elkhart, Indiana, were also transferred to Bentonville in 1990, to take advantage of any efficiencies to be gained in consolidating such operations in Bentonville. The buildings located in Elkhart which housed the plastics molding, and element production, were vacated, with these manufacturing operations being consolidated into the main Elkhart plant.

          CTS announced in July 1990 that its facility near Glasgow, Scotland, would be expanded in order to manufacture and sell additional electronic products in Europe. The total capital investment has been approximately $10 million as of December 31, 1993. Automotive throttle position sensors and precision and clock oscillators were added to the product lines already manufactured in Scotland. The decision to expand the Scottish facility was based on several factors, including the excellent business climate and skills base in Scotland and the anticipated full participation of the United Kingdom in the European Economic Community. The expansion of the Scotland facility represents a major effort by CTS to serve the large and rapidly growing European market on a direct basis.

          In November 1991, construction  was completed on a 53,000  square
          foot manufacturing  facility in Bangkok, Thailand.   During 1992,
          the Company idled operations at this facility.

          Also during 1991, the Company significantly reduced the operating activities at its Brownsville, Texas, facility and plans to sell this property.

          The manufacturing space owned by CTS in Hong Kong, which consisted of two floors in a multi-story building, was sold in March 1991. One floor was leased back by CTS for the continuation of its manufacturing operations in Hong Kong. During 1992, the Company terminated this lease and discontinued its manufacturing operations in Hong Kong.


                      FINANCIAL INFORMATION ON INDUSTRY SEGMENTS

          All of the Company's products are considered one industry segment. Sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, are contained in "Note I
          - Business Segment and Non-U.S. Operations," pages 21-22 , of the CTS Corporation 1993 Annual Report, and is incorporated herein by reference.


                        PRINCIPAL BUSINESS AND PRODUCTS OF CTS

          CTS is primarily in the business of developing, manufacturing and selling a broad line of electronic components principally serving the electronic needs of original equipment manufacturers (OEM).

          The Company sells classes of similar products consisting of the following:

               Automotive control devices         Loudspeakers
               Electronic connectors              Programmable switches
               Frequency control devices          Resistor networks
               Hybrid microcircuits               Selector switches
               Industrial electronics             Variable resistors

          Most products within these product classes are manufactured by CTS from purchased raw materials or subassemblies. Some products sold by CTS are purchased and resold under the Company's name.

          During the past three years, five classes of similar product lines accounted for 10% or more of consolidated revenue during one or more years, as follows:


                                         Percent of Consolidated Revenue

           Class of Similar Products      1993         1992        1991

           Automotive Control Devices      26           20          18

           Frequency Control Devices       15           17          16

           Hybrid Microcircuits            14           11           7

           Electronic Connectors           14           17          15

           Resistor Networks               14           16          18


                                       MARKETS

          CTS estimates that its products have been sold in the following segments of the electronics OEM and distribution markets and in the following percentages during the preceding three fiscal years:


                                         Percent of Consolidated Revenue

                     Markets              1993         1992        1991

           Automotive                      32           25          22

           Data Processing                 22           20          20

           Communications Equipment        17           18          19

           Defense and Aerospace           12           17          19

           Instruments and Controls         9           12          11

           Distribution                     4           5           5

           Consumer Electronics             4           3           4
                      Total               100%         100%        100%


          Products for the automotive market include throttle position sensors, switch assemblies for operator interface, exhaust gas recirculation subsystems, variable resistors and switches for automotive entertainment systems and other applications, and loudspeakers.

          Products for the data processing market include resistor networks, frequency control devices, programmable switches and hybrid microcircuits. Products for this market are principally used in computers and computer peripheral equipment.

          In the communications equipment market, CTS products include frequency control devices, switches and resistor networks.
          Products for this market are principally used in telephone equipment and in telephone switching systems.

          CTS products for the defense and aerospace market, usually procured through government contractors or subcontractors, are electronic connectors, hybrid microcircuits, backpanels, frequency control devices and programmable key storage devices.

          Products for the instruments and controls market include hybrid microcircuits, variable resistors and switches. Principal end uses are medical electronic devices and electronic testing, measuring and servicing instruments.

          In the distribution market, CTS' primary products include programmable switches, resistor networks and frequency control devices. In this market, standard CTS products are sold for a wide variety of applications.

          Products  for the consumer electronics market, primarily variable
          resistors   and   switches,   are   principally  used   in   home
          entertainment equipment and appliances.

                              MARKETING AND DISTRIBUTION

          Sales of CTS electronic components to original equipment manufacturers are principally by CTS sales engineers and manufacturers representatives. CTS maintains sales offices in Elkhart, Indiana; Detroit, Michigan; and in the United Kingdom, Hong Kong, Taiwan and Japan. Various regions of the United States are serviced by sales engineers working out of their homes. The sale of electronic components is relatively integrated such that most of the product lines of CTS are sold through the same field sales force. Approximately 36% of net sales in 1993 were attributable to coverage by CTS sales engineers.

          Generally, CTS sales engineers service the Company's largest customers with application specific products. CTS sales engineers work closely with major customers in determining customer requirements and in designing CTS products to be provided to such customers.

          CTS uses the services of independent sales representatives and distributors in the United States and foreign countries for customers not serviced by CTS sales engineers. Sales represen-tatives receive commissions from CTS. During 1993, about 60% of net sales were attributable to coverage by sales representatives. Independent distributors purchase products from CTS for resale to customers. In 1993, independent distributors accounted for about 4% of net sales.
                                     6

                                    RAW MATERIALS

          Generally, CTS' major raw materials are steel, copper, brass, certain precious metals, resistive and conductive inks, passive components and semiconductors, used in several CTS products; ceramic materials used particularly in resistor networks and hybrid microcircuits; synthetic quartz used in frequency control devices; and laminate material used in printed circuit boards. These raw materials are purchased from several vendors, and except for certain semiconductors, CTS does not believe that it is dependent on one or on a very few vendors. In 1993 all of these materials were available in adequate quantities to meet CTS' production demands.

          The Company does not presently anticipate any raw material short-ages which would significantly affect production. However, the lead times between the placement of orders for certain raw mater-ials and actual delivery to CTS are quite variable, and the Company may from time to time be required to order raw materials in quantities and at prices less than optimal to compensate for the variability of lead times for delivery.

          Precious metals prices have a significant effect on the manufacturing cost and selling prices of many CTS products, particularly some programmable switches, electronic connectors and resistor networks. CTS has continuing programs to reduce the precious metals content of several products, when consistent with customer specifications.


                                   WORKING CAPITAL

          CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. The Company is not generally required to carry significant amounts of inventories to meet rapid delivery requirements because most customer orders are for custom products. CTS has entered into "just-in-time" arrangements with certain major customers in order to meet customers' just-in-time delivery needs.

          CTS carries raw materials, including certain semiconductors, and certain work-in-process and finished goods inventories which are unique to a particular customer or to a small number of customers, and in the event of reductions in or cancellations of orders, some inventories are not useable or cannot be returned to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover the financial exposure of CTS to inventories which are unique to a customer. CTS does not customarily grant special return privileges or payment privileges to customers, although CTS' distributor program permits certain returns. CTS' working capital requirements are generally cyclical but not seasonal.
                                           7

          Working capital requirements are generally dependent on the overall business level. During 1993, working capital decreased slightly to $47.4 million. Cash represents a significant part of the Company's working capital. Most of CTS' cash at December 31, 1993, was held in U.S.-denominated cash equivalents for the credit of the various non-U.S. operations. The cash, other than approximately $5 million, is generally available to the parent Company.


                           PATENTS, TRADEMARKS AND LICENSES

          CTS maintains a program of obtaining and protecting U.S. and non U.S. patents and trademarks. CTS believes that the success of its business is not materially dependent on the existence or duration of any patent, group of patents or trademarks.

          CTS licenses  the manufacture  of several electronic  products to
          companies  in the United States  and non U.S. countries.   In 1993
          license and royalty income was 0.03% of net sales. CTS believes that the success of its business is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.


                                   MAJOR CUSTOMERS

          CTS' 15 largest customers represented about 62%, 58% and 59% of net sales in 1993, 1992 and 1991, respectively.

          Of the net sales to unaffiliated customers, approximately $40.1 million, $30.7 million and $29.9 million were derived from sales to General Motors Corporation in 1993, 1992 and 1991, respectively. About $24.0 million, $19.3 million and $23.5 million were derived from sales to International Business Machines Corporation in 1993, 1992 and 1991, respectively. CTS is dependent upon these and other customers for a significant percentage of its sales and profits, and the loss of one or more of these customers or reduction of orders by one or more of these customers would have a materially adverse effect upon the Company.


                                  BACKLOG OF ORDERS

          Backlog of orders does not necessarily provide an accurate indication of present or future business levels for CTS. For many electronic products, the period between receipt of orders and delivery is relatively short. For large orders from major customers that may constitute backlog over an extended period of time, production scheduling and delivery are subject to change or cancellation by the customers on relatively short notice. At the end of 1993, the Company's backlog of orders was $70.5 million, compared with $64.0 million at the end of 1992. This increase was primarily attributable to increased demand from automotive customers.

          The backlog of orders at the end of 1993 will generally be filled during the 1994 fiscal year.


                                 GOVERNMENT CONTRACTS

          CTS believes that about 12% of its net sales are associated with purchases by the U.S. Government or foreign governments, principally for defense and aerospace applications. Because most CTS products procured through government contractors and subcontractors are for military end uses, the level of defense and aerospace market sales by CTS is dependent upon government budgeting and funding of programs utilizing electronic systems.

          Almost all CTS sales involving government purchases are to primary government contractors or subcontractors. CTS is usually subject to contract provisions permitting termination of the contract, usually with penalties payable by the government; maintenance of specified accounting procedures; limitations on and renegotiations of profits; priority production scheduling; and possible penalties or fines against CTS for late delivery or substandard quality. Such contract provisions have not previously resulted in material uncertainties or disruptions for CTS.


                                     COMPETITION

          CTS competes with many domestic and non U.S. manufacturers prin-cipally on the basis of product features, price, engineering, quality, reliability, delivery and service. Most product lines of CTS encounter significant competition. The number of significant competitors varies from product line to product line. No single competitor competes with CTS in every product line, but many competitors are larger and more diversified than CTS. Some competitors are divisions or affiliates of customers. CTS is subject to competitive risks typical in the electronics industry such as shorter product life cycles and new products causing existing products to become obsolete.


          Some customers have reduced or plan to reduce the number of suppliers while increasing the volume of purchases from independent suppliers. Most customers are demanding higher quality, reliability and delivery standards from CTS as well as competitors. These trends may create opportunities for CTS while also increasing the risk of loss of business to competitors.

          The Company believes that it competes most successfully in custom products manufactured to meet specific applications of major original equipment manufacturers.

          CTS believes that it has some advantages over certain competitors because of its ability to apply a broad range of technologies and materials capabilities to develop products for the special requirements of customers. CTS also believes that it has an advantage over some competitors in its capability to sell a broad range of products manufactured to relatively consistent standards of quality and delivery. CTS believes that the relative breadth of its product lines and relative consistency in quality and delivery across product lines is an advantage to CTS in selling products to customers.

          CTS believes that it is one of the largest manufacturers of automotive throttle position sensors.


                   FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC
                             OPERATIONS AND EXPORT SALES

          Information about revenue from sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, is contained in "Note I - Business Segment and Non-U.S. Operations," pages 21-22 of the CTS Corporation 1993 Annual Report, and is incorporated herein by reference.

          In 1993 approximately 28% of net sales to unaffiliated customers, after eliminations, were attributable to non-U.S. operations. This represents an increase from 24% of net sales attributable to non-U.S. operations in 1992. About 39% of total CTS assets, after eliminations, are non-U.S. Except for cash and equivalents, a substantial portion of these assets cannot readily be liquidated. CTS believes that the business risks attendant to its present non-U.S. operations, though substantial, are normal risks for non-U.S. businesses, including expropriation, currency controls and changes in currency exchange rates and government regulations.


                         RESEARCH AND DEVELOPMENT ACTIVITIES

          In 1993, 1992  and 1991, CTS spent  $5.7, $6.1 and $5.7  million, respectively, for research and development. Most CTS research and development activities relate to new product and process developments or the improvement of product materials. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers.

          During 1993, the Company did not enter into any new, significant product lines, but continued to introduce additional versions of existing products in response to present and future customer requirements.

                            ENVIRONMENTAL PROTECTION LAWS

          In complying with federal, state and local environmental protection laws, CTS has modified certain manufacturing processes and expects to continue to make additional modifications. Such modifications that have been performed have not materially affected the capital expenditures, earnings or competitive position of CTS.

          Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party
          (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

          There are claims against the Company with respect to environmental matters which the Company contests. In the opinion of management, based upon presently available information, either adequate provision for potential costs has been made, or the costs which ultimately might result will not materially affect the consolidated financial position or results of operations of the Company.


                                      EMPLOYEES

          CTS employed an average of 3,975 persons during 1993. About 47% of these persons were employed outside the United States at the end of 1993. Approximately 309 employees in the United States were covered by collective bargaining agreements as of December 31, 1993. The two collective bargaining agreements covering these employees will expire in 1996.

          Item 2.   Properties

          CTS operations or facilities are at the following locations.  The
          owned   properties  are   not  subject   to  material   liens  or
          encumbrances.


                                                                Lease
                                  Approximate    Owned or     Expiration
                 Location         Square Feet     Leased         Date
           Elkhart, IN              521,813       Owned           -

           Berne, IN                248,726       Owned           -

           Singapore                158,926       Owned*          -
           Kaohsiung, Taiwan        132,887       Owned*          -

           Streetsville,
           Ontario, Canada          111,740       Owned           -

           West Lafayette, IN       105,983       Owned           -
           Sandwich, IL              94,173       Owned           -

           Brownsville, TX           84,679       Owned           -

           Bentonville, AR           72,000       Owned           -
           Glasgow, Scotland         75,000       Owned           -

           New Hope, MN                                       December,
           (Science Center Dr.)      55,000      Leased          1998

           Bangkok, Thailand         53,000       Owned           -

           Matamoros, Mexico         50,590       Owned*          -
           Baldwin, WI               39,050       Owned           -

           Cokato, MN                36,000       Owned           -

                  TOTAL           1,839,567

           * Buildings are located on land leased under renewable leases.

          The Company is currently seeking to sell some, or all, of the Streetsville, Ontario, Canada, facility and related property, and the Brownsville, Texas, manufacturing building.

          The Company constructed the Bangkok, Thailand, facility during 1991. This facility was idled during 1992 and was idle for all of 1993.

          The Company regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to the markets and major customers for the Company's products. CTS also reviews the operating costs of its facilities and may from time to time relocate facilities or certain manufac-turing activities in order to achieve operating cost reductions and improved asset utilization and cash flow.


          Item 3.   Legal Proceedings

          Contested claims involving various matters, including environmental claims brought by government agencies, are being litigated by CTS, both in legal and administrative forums. In the opinion of management, based upon currently available information, adequate provision for potential costs has been made, or the costs which might ultimately result from such litigation or administrative proceedings will not materially affect the consolidated financial position of the Company or the results of operations.


          Item 4.   Submission of Matters to a Vote of Security Holders

          During the fourth quarter of 1993, no issue was submitted to a vote of CTS stockholders.


                                       PART II


          Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

          The principal market for CTS common stock is the New York Stock Exchange. Information relative to the high and low trading prices for CTS Common Stock for each quarter of the past two years and the frequency and amount of dividends declared during the previous two years can be located in "Stockholder Information," page 10, of the CTS Corporation 1993 Annual Report, incorporated herein by reference. On March 11, 1994, there were approximately 1,182 holders of record of CTS common stock.

          The Company intends to continue a policy of considering dividends on a quarterly basis. The declaration of a dividend and the amount of any such dividend are subject to earnings, anticipated working capital, capital expenditure and other investment requirements, the financial condition of CTS and such other factors as the Board of Directors deems relevant.

          Item 6.   Selected Financial Data

          A summary of selected financial data for CTS, for each of the previous five fiscal years, is contained in the "Five-Year
          Summary," page 11, of the CTS Corporation 1993 Annual Report, incorporated herein by reference.

          Certain divestitures and closures of businesses and certain accounting changes affect the comparability of information con-tained in the "Five-Year Summary."

          Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

          Information about liquidity, capital resources and results of operations, for the three previous fiscal years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (1991-1993)," pages 25-27, of the CTS Corporation 1993 Annual Report, incorporated herein by reference.


          Item 8.   Financial Statements and Supplementary Data

          Consolidated financial statements, meeting the requirements of Regulation S-X, and the Report of Independent Accountants, are contained in pages 12-24 of the CTS Corporation 1993 Annual Report, incorporated herein by reference. Quarterly per share financial data is provided in "Stockholder Information," under the subheading, "Quarterly Results of Operations", and "Per Share Data," on page 10 of the CTS Corporation 1993 Annual Report, and is incorporated herein by reference.


          Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

          There were no disagreements.


                                       PART III


          Item 10.   Directors and Executive Officers of the Registrant

          Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained in the 1994 Proxy Statement under the caption "Election of Directors," pages 4-5, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

          Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 1994 Proxy Statement under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934," page 5, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

          The individuals listed were elected as executive officers of CTS at the annual meeting of the Board of Directors on April 30, 1993, and are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled on April 29, 1994, at which time the election of officers will be considered again by the Board of Directors.




                     Name              Age        Position and Offices
           Joseph P. Walker             55    Director, Chairman,
                                              President and Chief
                                              Executive Officer

           Philip T. Christ             62    Group Vice President

           Stanley J. Aris              53    Vice President Finance and
                                              Chief Financial Officer
           Jeannine M. Davis            45    Vice President, Secretary
                                              and General Counsel

           Gary N. Hoipkemier           39    Treasurer

           George T. Newhart            51    Corporate Controller

          Joseph P. Walker  has served as Chairman of  the Board, President
          and Chief Operating  Officer of CTS since 1988.   Mr. Walker is a
          Director of NBD Bank and NBD Bank,N.A. and the National Association of Manufacturers.

          Philip  T. Christ  was  elected Group  Vice President,  effective
          July 2, 1990.   Mr. Christ served  as a Senior Vice  President at
          Simplex Time Recorder from 1976-1986.

          Stanley J. Aris was elected Vice President, Finance and Chief Financial Officer, effective May 18, 1992. Prior to joining CTS, Mr. Aris worked for two years as a business consultant. From 1989 to 1990 Mr. Aris served as Vice President, Finance of Hypres Corporation.

          Jeannine M. Davis, an employee since 1980, served as legal counsel from 1980-1983, Assistant Secretary from 1982-1983 and Assistant General Counsel from 1983-1984. She was elected Secretary in 1983, General Counsel in 1984 and Vice President in 1988.

          Gary  N. Hoipkemier became an  employee in November  1989 and was
          elected  Treasurer  on December  15, 1989.    He served  as Chief
          Financial Officer of Riblet Products Corporation from 1988-1989.

          George T. Newhart was elected Corporate Controller on June 19, 1989. Prior to joining the Company in June 1989, he was Chief Financial and Administrative Officer of the Chelsea Electronic Distribution Group from 1987-1989.


          Item 11.   Executive Compensation

          Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 1994 Proxy Statement in the captions "Executive Compensation," pages 6-7 and "Director Compensation," page 11, filed with the Securities and Exchange Commission, and is incorporated herein by reference.


          Item 12.   Security Ownership of Certain Beneficial Owners and
                     Management

          Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 1994 Proxy Statement in the caption "Securities Beneficially Owned by Principal Stockholders and Management," pages 2-4 filed with the Securities and Exchange Commission, and is incorporated herein by reference.


          Item 13.   Certain Relationships and Related Transactions

          DCA owned 1,920,900 (37.3%) of the Company's outstanding common stock as of December 31, 1993. CTS purchased products from DCA totalling about $145,000 in 1993, $93,000 in 1992 and $192,000 in
          1991, principally consisting of certain component parts used by CTS in the manufacture of frequency control devices. CTS had no sales to DCA in 1993 or 1992, and sales to DCA were under $70,000 in 1991.


                                       PART IV


          Item 14.  Exhibits, Financial Statement Schedules and Reports on
                    Form 8-K

          (a) (1) and (2)

          The   list  of  financial   statements  and  financial  statement
          schedules required by Item 14 (a)(1) and (2) is contained on page S-1 herein.

          (a)(3)   Exhibits

               (3)(a) Articles of Incorporation, as amended April 16, 1973, previously filed as exhibit (3)(a) to the Company's Form 10-K for 1987, and incorporated herein by reference.

               (3)(b) Bylaws, as amended and effective June 25, 1992, previously filed as exhibit (3)(b) to the Company's Form 10-K for 1992, and incorporated herein by reference.

               (10)(a) Employment agreement dated June 28, 1991, between CTS and Joseph P. Walker, previously filed as exhibit (10)(a) to the Company's Form 10-K for 1991, and incorporated herein by reference.

               (10)(b)   Prototype    indemnification    agreement,    with
                         Lawrence J. Ciancia, Gerald H. Frieling, Jr., Andrew Lozyniak, Edward J. Mooney, Joseph P. Walker, Philip T. Christ, Stanley J. Aris, Jeannine M. Davis, Gary N. Hoipkemier and George
                         T. Newhart, previously filed as exhibit (10)(b) to the Company's Form 10-K for 1991, and incorporated herein by reference.

               (10)(c) CTS Corporation 1982 Stock Option Plan, as amended February 24, 1989, was previously filed as exhibit
                         (10)(d) to the Company's Form 10-K for 1989, and is incorporated herein by reference.

               (10)(d) CTS Corporation 1986 Stock Option Plan, approved by the stockholders at the reconvened annual meeting on May 30, 1986. The CTS Corporation 1986 Stock Option Plan is contained in Exhibit 4 to Registration Statement No. 33-27749, effective March 23, 1989, and is incorporated herein by reference.

               (10)(e) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, as adopted by the CTS Board of
                         Directors on December 16, 1988, and approved by stockholders at the 1989 annual meeting of stock-holders on April 28, 1989. The CTS Corporation 1988 Restricted Stock and Cash Bonus Plan is contained in Appendix A, pages 11-15, of the 1989 Proxy Statement for the annual meeting of stockholders held April 28, 1989, under the caption "CTS Corporation 1988 Restricted Stock and Cash Bonus Plan," previously filed with the Securities and Exchange Commission, and is incorporated herein by reference.

               (13)      CTS Corporation 1993 Annual Report.

               (21)      Subsidiaries of CTS Corporation.

               (23) Consent of Price Waterhouse to incorporation by reference of this Annual Report on Form 10-K for the fiscal year 1993 to Registration Statement 2-84230 on Form S-8 and Registration Statement 33-27749 on Form S-8.

               Indemnification Undertaking

               For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 2-84230 (filed June 13, 1983) and 33-27749 (filed March 23, 1989):

                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date
          By_______________________________
              Stanley J. Aris
                                              Vice President Finance
                                              and Chief Financial Officer


          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  Lawrence J. Ciancia,
                                                  Director

          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  Patrick J. Dorme,
                                                  Director

          Date
          By______________________________________________________________
                                                  Gerald H. Frieling, Jr.,
                                                  Director

          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  Andrew Lozyniak,
                                                  Director

          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  Joseph P. Walker,
                                                  Director

          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  George T. Newhart,
                                                  Corporate Controller
                                                  and principal accounting
                                                  officer

          Date
          B y _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                                  Jeannine M. Davis,
                                                  Vice President, Secretary
                                                  and General Counsel

                              ANNUAL REPORT ON FORM 10-K

                        ITEM 14(a) (1) AND (2) AND ITEM 14(d)


            LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                            FINANCIAL STATEMENT SCHEDULES

                             YEAR ENDED DECEMBER 31, 1993


                           CTS CORPORATION AND SUBSIDIARIES

                                   ELKHART, INDIANA

                          FORM 10-K - ITEM 14(a) (1) AND (2)

                           CTS CORPORATION AND SUBSIDIARIES

            LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


          The following consolidated financial statements of CTS Corpora-tion and subsidiaries included in the annual report of the registrant to its shareholders for the year ended December 31, 1993, are incorporated by reference in Item 8:

               Consolidated balance sheets - December 31, 1993, and December 31, 1992

               Consolidated statements of earnings - Years ended December 31, 1993, December 31, 1992, and December 31, 1991

               Consolidated statements of stockholders' equity - Years ended December 31, 1993, December 31, 1992, and Decem-ber 31, 1991

               Consolidated statements of cash flows - Years ended December 31, 1993, December 31, 1992, and December 31, 1991

               Notes to consolidated financial statements

          The following consolidated financial statement schedules of CTS Corporation and subsidiaries, are included in item 14(d):

                                                                      Page

               Schedule V - Property, plant and equipment             S-3

               Schedule VI - Accumulated depreciation of
               property, plant and equipment                          S-4

               Schedule VIII - Valuation and qualifying
               accounts                                               S-5

          All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable, not required or the information is included in the consolidated financial state-ments or notes thereto.

             REPORT OF INDEPENDENT ACCOUNTANTS

             ON FINANCIAL STATEMENT SCHEDULES


To the Board of Directors
of CTS Corporation


Our audits of the consolidated financial statements referred to in our report dated February 7, 1994 appearing on page 24 of the CTS Corporation 1993 Annual Report to Stockholders, (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the Financial Statement Schedules listed in
Item 14(a) of this Form 10-K. In our opinion, these Financial Statement Schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


PRICE WATERHOUSE


South Bend, Indiana
February 7, 1994


                 CTS CORPORATION SCHEDULE V - PROPERTY, PLANT AND EQUIPMENT (In thousands of dollars)

                                                 Balance at                              Other
                                                Beginning of   Additions                Changes -    Balance at
               Classification                      Period       at Cost  Retirements  Add (Deduct)  End of Period

            Year ended December 31, 1993:
               Land                                $   1,161                                            $   1,161
               Buildings and improvements             38,056     $ 1,566    $     30     $    (84)(c)      39,508
               Machinery and equipment               144,583       9,187      14,694         (466)(a)     138,328
                                                                                             (282)(c)
            Construction-in-progress                   2,780         943                     (312)(a)       3,411
                                                    $186,580     $11,696     $14,724      $(1,144)       $182,408


            Year ended December 31, 1992:
               Land                                $   1,181                $     20                    $   1,161
               Buildings and improvements             34,312     $ 3,766       1,194      $ 1,832 (a)      38,056
                                                                                             (660)(c)
               Machinery and equipment               152,488       7,851      12,351         (897)(a)     144,583
                                                                                           (2,508)(c)
            Construction-in-progress                   6,915      (2,786)                    (560)(a)       2,780
                                                                                             (789)(c)
                                                    $194,896     $ 8,831     $13,565      $(3,582)       $186,580

            Year ended December 31, 1991:
               Land                                $     881                              $   322 (a)   $   1,181
                                                                                              (22)(b)
               Buildings and improvements             37,242     $   811    $  3,105           74 (a)      34,312
                                                                                             (649)(b)
                                                                                              (61)(c)
               Machinery and equipment               146,245      11,477       7,202        2,154 (a)     152,488
                                                                                             (186)(c)
            Construction-in-progress                   4,012       3,679                     (769)(a)       6,915
                                                                                               (7)(c)
                                                    $188,380     $15,967     $10,307      $   856        $194,896

            (a) Changes in classification and miscellaneous adjustments.
            (b) Items transferred to Property Not Used in Business.
            (c) Currency translation adjustment.
                                                                 S-3

                  CTS CORPORATION SCHEDULE VI - ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
                                            (In thousands of dollars)

                                                               Additions
                                                 Balance at   Charged to                 Other
                                                Beginning of   Costs and                Changes -    Balance at
               Classification                      Period      Expenses  Retirements  Add (Deduct)  End of Period


            Year ended December 31, 1993:
               Buildings and improvements          $  19,960     $ 1,542    $     30      $  (153)(c)   $  21,319
               Machinery and equipment               118,091       9,663      13,959         (577)(a)     113,247
                                                                                               29 (c)
                                                    $138,051     $11,205     $13,989      $  (701)       $134,566


            Year ended December 31, 1992:
               Buildings and improvements          $  20,173     $ 1,564     $ 1,673     $     (1)(a)   $  19,960
                                                                                             (103)(c)
               Machinery and equipment               120,895       9,413      11,613          345 (a)     118,091
                                                                                             (949)(c)
                                                    $141,068     $10,977     $13,286      $  (708)       $138,051

            Year ended December 31, 1991:
               Buildings and improvements           $ 18,991     $ 1,532     $   940       $1,175 (a)   $  20,173
                                                                                             (573)(b)
                                                                                              (12)(c)
               Machinery and equipment               116,182      10,913       6,526          432 (a)     120,895
                                                                                             (106)(c)
                                                    $135,173     $12,445      $7,466      $   916        $141,068


            (a) Changes in classification and miscellaneous adjustments.
            (b) Items transferred to Property Not Used in Business.
            (c) Currency translation adjustment.

            The following is a summarization of the estimated  useful lives used in computing depreciation of  property, plant and equipment:

                                                                        Estimated Life

                                    Building and improvements                       10 to 40 years
                                    Machinery and equipment                          3 to 15 years

                                                                 S-4

                            CTS CORPORATION SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS(In thousands of dollars)

                                                                    Additions
                                                 Balance at   Charged to  Charged to
                                                Beginning of   Costs and     Other                     Balance at
               Classification                      Period      Expenses     Accounts     Deductions    End of Period

            Year ended December 31, 1993:

               Allowance for doubtful receivables       $303        $521         $86           $200            $710





            Year ended December 31, 1992:

               Allowance for doubtful receivables       $420        $157         $ 7 (a)       $281  (b)       $303





            Year ended December 31, 1991:

               Allowance for doubtful receivables       $490        $ 47         $72 (a)       $189  (b)       $420







            (a) Recoveries.
            (b) Uncollectible accounts written off.



ANNUAL REPORT PAGE 10
STOCKHOLDER INFORMATION
(In thousands of dollars except per share data)

                       Quarterly Results of Operations

                                        Earnings
                                         Before                 Net
                 Net     Gross OperatingChanges inAccounting  Earnings
               Sales  Earnings  EarningsAccounting   Changes     (Loss)


1993
1st quarter $ 60,439   $12,620   $ 2,579    $1,767   $(4,614)  $(2,847)
2nd quarter   62,613    12,711     3,043     1,810               1,810
3rd quarter   58,107    10,285     2,189     1,063               1,063
4th quarter   55,820    11,728     3,210     1,930               1,930


            $236,979   $47,344   $11,021    $6,570   $(4,614)   $1,956


1992
1st quarter $ 59,342   $11,513    $1,498    $  867              $  867
2nd quarter   57,700    10,129       359       504                 504
3rd quarter   56,155    10,026       641       188                 188
4th quarter   54,194     9,433     1,600       342                 342


            $227,391   $41,101    $4,098    $1,901              $1,901


                               Per Share Data

                                        Earnings
                                         Before                 Net
                               DividendsChanges inAccounting  Earnings
             High(a)    Low(a)  DeclaredAccounting   Changes    (Loss)


1993
1st quarter    $19.50  $17.25     $.10     $ .34       $(.89)    $(.55)
2nd quarter     21.00   17.00      .10       .35                   .35
3rd quarter     22.38   20.25      .10       .21                   .21
4th quarter     22.00   19.13      .10       .37                   .37


                                  $.40     $1.27       $(.89)    $ .38


1992
1st quarter    $22.63  $17.25     $.1875   $ .17                 $ .17
2nd quarter     24.50   19.63      .1875     .10                   .10
3rd quarter     24.50   19.25      .1875     .03                   .03
4th quarter     19.50   17.13      .1000     .07                   .07


                                  $.6625   $ .37                 $ .37

(a) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.

ANNUAL REPORT PAGE 11 IS THE LAST PAGE OF THIS DOCUMENT
ANNUAL REPORT PAGE 12
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                Year Ended


                                           December 31December 31December 31
                                               1993      1992      1991


Net sales                                     $236,979  $227,391  $229,536
Cost of goods sold                             189,635   186,290   189,118


     Gross earnings                             47,344    41,101    40,418
Selling, general and administrative expenses    36,323    37,855    35,980
Gain on sale of property
  and other related provisions--Note B                      (852)   (1,857)


     Operating earnings                         11,021     4,098     6,295


Other (expenses) income:
  Interest expense                                (980)   (1,267)   (1,316)
  Interest income                                  580       656     1,157
  Other                                           (361)      334       108


     Total other expenses                         (761)     (277)      (51)


Earnings before income taxes and cumulative effect
  of changes in accounting principles             10,260     3,821     6,244
Income taxes--Note H                               3,690     1,920     2,030


Earnings before cumulative effect of changes
  in accounting principles                         6,570     1,901     4,214
Cumulative effect of accounting change -
  postretirement benefits--Notes A and G          (5,096)
Cumulative effect of accounting change -
  income taxes--Notes A and H                        482


     Net earnings                              $   1,956 $   1,901 $   4,214


     Net earnings per share:
       Before accounting changes                    $1.27     $.37      $.82
       Cumulative effect on prior years of
         accounting changes                          (.89)
       Net earnings per share                        $.38     $.37      $.82




The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT PAGE 13

Consolidated Statements of Stockholders' Equity
(In thousands of dollars)                                          CumulativeDeferred
                                                   Common RetainedTranslation Compen-  Treasury
                                                    Stock Earnings Adjustment  sation     Stock    Total


  Balances at December 31, 1990                   $34,487 $102,110    $ 1,598   $(257) $(15,640)$122,298
Net earnings                                                 4,214                                 4,214
Cash dividends of $.75 per share                            (3,842)                               (3,842)
Issued 1,700 shares on exercise of stock options      (15)                                   49       34
Nonemployee Directors' stock retirement plan                                       15                 15
Currency translation adjustment                                          (304)                      (304)
Deferred compensation recognized                                                   70                 70


  Balances at December 31, 1991                    34,472  102,482      1,294    (172)  (15,591) 122,485
Net earnings                                                 1,901                                 1,901
Cash dividends of $.6625 per share                          (3,410)                               (3,410)
Issued 23,400 shares on exercise of stock options    (204)                                  669      465
Nonemployee Directors' stock retirement plan                                        7                  7
Currency translation adjustment                                        (2,157)                    (2,157)
Issued 3,600 shares net on restricted
 stock and cash bonus plan                            (23)                        (80)      103
Deferred compensation recognized                                                   81                 81


  Balances at December 31, 1992                    34,245  100,973       (863)   (164)  (14,819) 119,372
Net earnings                                                 1,956                                 1,956
Cash dividends of $.40 per share                            (2,061)                               (2,061)
Nonemployee Directors' stock retirement plan                                        8                  8
Currency translation adjustment                                          (186)                      (186)
Issued 1,000 shares on restricted stock and
  cash bonus plan                                      (9)                        (19)       28
Stock compensation                                    (14)                                   45       31
Deferred compensation recognized                                                   83                 83


  Balances at December 31, 1993                   $34,222 $100,868    $(1,049)  $ (92) $(14,746)$119,203

The accompanying notes are an integral part of the consolidated financial statements.


ANNUAL REPORT PAGE 14

CONSOLIDATED BALANCE SHEETS                                  December 31 December 31
(In thousands of dollars)                                           1993        1992



ASSETS
Current Assets
  Cash and equivalents                                         $  23,534  $  18,455
  Accounts receivable, less allowances (1993--$710; 1992--$303)   30,627     27,880
  Inventories
    Finished goods                                                5,064      8,996
    Work-in-process                                              15,344     14,192
    Raw materials                                                15,651     14,034



     Total inventories                                           36,059     37,222
  Other current assets                                            1,929      3,819
  Deferred income taxes--Note H                                   5,117



     Total current assets                                        97,266     87,376
Property Plant and Equipment
  Buildings and land                                             40,669     39,463
  Machinery and equipment                                       141,739    147,117



     Total property, plant and equipment                        182,408    186,580
  Less accumulated depreciation                                 134,566    138,051



     Net property, plant and equipment                           47,842     48,529
Other Assets
  Goodwill, less accumulated amortization
   (1993--$6,330; 1992--$5,398)                                   5,801      6,679
  Prepaid pension expense--Note G                                32,845     26,859
  Other                                                           1,310      1,330



     Total other assets                                          39,956     34,868



Total Assets                                                   $185,064   $170,773



LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable--Note C                                       $  12,822  $   5,827
  Current maturities of long-term obligations                       341        799
  Accounts payable                                               11,611     11,408
  Accrued salaries and wages                                      5,802      4,334
  Accrued taxes other than income                                 1,823      2,187
  Other accrued liabilities                                      17,489     12,707



     Total current liabilities                                   49,888     37,262
Long-term Obligations--Note D                                     4,995     10,826
Deferred Income Taxes--Note H                                     5,329      3,313
Postretirement Benefits--Note G                                   5,649
Stockholders' Equity
  Common stock-authorized 8,000,000 shares without
   par value; issued 5,807,031 shares                            34,130     34,081
  Retained earnings                                             100,868    100,973
  Cumulative translation adjustment                              (1,049)      (863)



                                                                133,949    134,191
     Less cost of common stock held in treasury
      (1993--653,607 shares; 1992--656,207 shares)                14,746    14,819



     Total stockholders' equity                                  119,203    119,372



Total Liabilities and Stockholders' Equity                      $185,064   $170,773


The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT PAGE 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                       Year Ended

                                               December 31December 31December 31
                                                   1993      1992      1991


Cash flows from operating activities:
  Net earnings                                     $ 1,956   $ 1,901   $ 4,214
  Adjustments to reconcile net earnings
   to net cash provided by operating activities:
     Cumulative effect of change in accounting for:
       Postretirement benefits                       5,096
       Income taxes                                   (482)
     Depreciation and amortization                  12,143    11,665    13,102
     Deferred income taxes                             767       303       741
     Gain on sale of property, plant and equipment     (17)     (944)   (3,652)
     Translation loss                                  384        92       130
     Deferred compensation                              91        88        85
     Provision for disposition of operations                     621       366
     Changes in:
       Accounts receivable                          (2,747)    2,473    (2,272)
       Inventories                                   1,163     3,442     4,534
       Prepaid pension expense                      (5,986)   (4,907)   (4,915)
       Other                                         1,941    (2,114)    2,910
       Accounts payable and accrued liabilities      1,627     2,258      (239)
       Income taxes payable                          1,629    (2,040)    1,071


       Total adjustments                            15,609    10,937    11,861


         Net cash provided by operating activities  17,565    12,838    16,075

Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment  998     1,401     6,963
  Capital expenditures                             (11,696)   (8,831)  (15,967)
  Other                                                          129
  Cash (used in) discontinued operations                                (1,252)


         Net cash used in investing activities     (10,698)   (7,301)  (10,256)

Cash flows from financing activities:
  Proceeds from issuance of long-term obligations              2,938     7,872
  Payments of long-term obligations                 (6,179)   (2,348)   (5,042)
  (Decrease) increase in notes payable               6,898    (2,319)       40
  Stock options exercised                                        465        34
  Dividends paid                                    (2,061)   (3,857)   (3,845)


         Net cash used in financing activities      (1,342)   (5,121)     (941)

Effect of exchange rate changes on cash               (446)      (92)     (130)


Net increase in cash                                 5,079       324     4,748
Cash at beginning of year                           18,455    18,131    13,383


Cash at end of year                                $23,534   $18,455   $18,131


Supplemental cash flow information
  Cash paid during the year for:
    Interest                                       $ 1,076   $ 1,206   $ 1,526
    Income taxes - net                               1,294     2,819       557

The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT PAGE 16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimums required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as they are incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109. The underlying differences consist primarily of depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all translation adjustments included in the determination of net income. The financial statements of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of stockholders' equity.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents approximates fair value. Interest rates on substantially all of the notes payable and long-term debt fluctuate based on market rates. The carrying value for these borrowings approximates fair value.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, data processing, communications equipment and defense and aerospace industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Accounting Changes: Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions and FASB Statement No. 109, Accounting for Income Taxes. For postretirement benefits, the Company changed its practice from expensing these costs as incurred to accruing these costs during the employees' active working careers. For income taxes, the Company changed its practice from following FASB Statement No. 96, of the same title, which required a similar approach in computing deferred income taxes. The primary change was to recognize deferred tax benefits that were not recognized under FASB Statement No. 96.

ANNUAL REPORT PAGE 17
Earnings Per Share: Earnings per common share are based on the weighted average number of shares outstanding.

NOTE B - Sale of Property and Other Related Provisions


During 1992, the Company sold the assets of its tool, die and machinery business recognizing a pretax gain of $587,000. Also, during 1992, the Company sold its Paso Robles, California, manufacturing plant and most of the associated real estate and recognized a net pretax gain of $886,000. Additionally, during 1992, the Company incurred $621,000 of expense to close its remaining Hong Kong manufacturing operations.

During 1991, the Company completed the sale of its Hong Kong manufacturing facility for $5,720,000 and signed an agreement to lease
back a portion of the space for its manufacturing needs.   A pretax
gain of $3,587,000 was realized on the sale, and the proceeds were used to reduce debt. Also, during 1991, the Company provided $1,730,000 for planned further restructuring of several of its businesses, including $614,000 relating to Hong Kong.


NOTE C - Short-term Borrowings

Short-term borrowings consist of demand notes payable to various banks with an average interest rate of 4.4% at December 31, 1993, 4.8% at December 31, 1992, and 7.0% at December 31, 1991. The notes were issued in connection with unsecured lines of credit arrangements, the unused portions of which totaled $5,977,000 at December 31, 1993. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, during 1993, 1992, and 1991 were $12,051,000, $6,269,000 and $7,039,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 4.3% in 1993, 5.4% in 1992 and 6.9% in 1991.

The maximum amount of short-term borrowings at the end of any month during 1993, 1992 and 1991 was $13,842,000, $8,334,000 and $8,501,000,
respectively. The short-term borrowings outstanding at December 31, 1991, were $8,160,000.

NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:


(In thousands)
                                               1993        1992

Long-term debt:
  Revolving credit agreements, average
   interest rates of 6.1% in 1993
   and 5.1% in 1992, due in 1996 and 1997   $3,959        $ 8,612

  Industrial revenue bonds, interest
   at varying rates (4.1% to 5.0% in 1993
   and 4.1% to 5.0% in 1992), due in varying
   installments through 1995                   441            932

  Other                                        770            988

                                             5,170         10,532

  Less current maturities                      341            799

     Total long-term debt                    4,829          9,733

Operating lease obligation, net of
 sublease income                               166          1,093

     Total long-term obligations            $4,995        $10,826


The Company has unsecured revolving credit agreements totaling $49,000,000 with four banks, of which $4,000,000 expires in 1996 and $45,000,000 expires in 1997. Interest rates on these borrowings and the industrial revenue bonds fluctuate based upon market rates. The Company pays an average commitment fee of three-tenths percent per annum on the revolving credit agreements. The credit agreements require, among other things, that the Company maintain certain minimum working capital, current ratio, cash flow, interest coverage and tangible net worth requirements.

Estimated annual maturities of long-term debt during the four years subsequent to 1994 are as follows: 1995--$473,000; 1996--$4,152,000;
1997--$185,000; 1998--$185,000.

NOTE E - Operating Leases

The Company leases certain facilities and machinery and equipment under noncancellable operating leases which expire at various dates through 1998 and thereafter. Certain of these leases contain renewal options. All leases require the Company to pay property taxes, insurance and normal maintenance.
ANNUAL REPORT PAGE 18
Future minimum annual rental payments at December 31, 1993, for all noncancellable operating leases, are as follows:

Year                                    (In thousands)

1994                                     $ 411
1995                                       302
1996                                       263
1997                                       172
1998                                       172
Thereafter                                 153

Total minimum rental payments           $1,473

NOTE F - Stock Plans

Under the Company's stock option plans, options may be granted to officers and key employees in the form of incentive stock options or nonqualified stock options.

Options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

Information regarding the Company's stock option plans is as follows:
                                    Number of      Price Per
                                      Shares         Share

Outstanding at January 1, 1992        100,650  $19.75 to $25.50

Granted                                13,000   19.75
Exercised                             (23,400)  19.75 to 20.625
Expired or cancelled                  (30,500)  19.75 to 25.50

Outstanding at December 31, 1992       59,750   19.75 to 25.50

Granted                                11,000   19.125
Exercised                                 --   --
Expired or cancelled                  (26,100)  19.75 to 25.50
Outstanding at December 31, 1993       44,650   19.125 to 20.625

Exercisable at December 31, 1993       25,900   19.75 to 20.625

Available for future grants at
  December 31, 1993                   251,989

The Company has a discretionary Restricted Stock and Cash Bonus Plan
(Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees.
Shares awarded or sold are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan during 1993, 1,000 shares were awarded leaving 379,400 shares available for award or sale at December 31, 1993. During 1992, 6,000 shares were awarded and 2,400 shares were forfeited due to terminations. No shares were awarded during 1991. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued $68,000, $82,000 and $75,000 for additional compensation payable under the provisions of the Plan in 1993, 1992 and 1991, respectively.

The Company has a Stock Retirement Plan for nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee Directors to be deferred and paid in Company stock. Compensation of $8,000, $7,000 and $15,000 was recognized under this plan in 1993, 1992 and 1991, respectively.

NOTE G - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 43% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

ANNUAL REPORT PAGE 19
Net pension income for the Plans in 1993, 1992 and 1991 includes the following components:
                                         (In thousands)
                                  1993        1992        1991

Service cost--benefits earned
 during the year                 $ 2,143     $ 2,375     $ 1,926
Interest cost on projected
 benefit obligation                4,632       4,670       4,644
Actual return on plan assets        (13,622) (13,667)    (16,735)
Net amortization and deferral        861       1,715       5,250

Net pension income               $(5,986)    $(4,907)    $(4,915)


The following table details the funded status of the Plans at
December 31, 1993, and December 31, 1992:
                                               (In thousands)
                                            1993           1992

Actuarial present value of benefit
 obligations:
   Vested benefits                       $ 59,722       $ 53,988
   Nonvested benefits                       2,610          2,634

   Accumulated benefit obligation        $ 62,332       $ 56,622

Plan assets at fair value                $121,966       $112,568
Projected benefit obligation               67,282         61,264

Plan assets in excess of the projected
 benefit obligation                        54,684         51,304
Unrecognized prior year service cost          351            413
Unrecognized net gain                      (8,883)        (9,356)
Unrecognized net asset                    (13,307)       (15,502)

Prepaid pension expense                  $ 32,845       $ 26,859


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                        1993      1992     1991

Discount rates                          7.25%     7.75%    7.75%
Rates of increase in compensation
  levels (salaried plan only)           5%-7%     5%-7%    5%-7%
Expected long-term rate of return
  on assets                               10%       10%      10%


Effective with the December 31, 1993, measurement date, the discount rate was revised to 7.25% from 7.75% to better reflect current market conditions. As a result of the change in discount rates, the December 31, 1993, projected benefit obligation increased by $3,500,000. The change in discount rates had no effect on 1993 pension income, but will reduce future annual pension income by $130,000.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including $3,933,000 in CTS common stock, U.S. government bonds and cash and equivalents. The balance is invested in corporate bonds, a private equity fund, non-U.S. bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions to the U.S. Plans during 1993, 1992 or 1991.
Benefits paid by all Plans during 1993, 1992, and 1991 were $4,289,000, $3,900,000 and $3,707,000, respectively.

Contributions of $174,000, $223,000 and $164,000 were made to the non-U.S. Plans in 1993, 1992 and 1991, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employees' annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,532,000 in 1993, $1,998,000 in 1992 and $1,915,000 in 1991.

Postretirement health and life insurance plans

In addition to providing pension benefits, the Company provides certain health care and life insurance programs for retired employees. Substantially all of the Company's domestic employees become eligible for these benefits if they reach normal retirement age while working for the Company. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, FASB Statement No. 106, "Employers' Accounting for

Postretirement Benefits Other Than Pensions" which resulted in a noncash charge of $5,096,000, net of an income tax benefit of $3,123,000, or $.99 per share.
ANNUAL REPORT PAGE 20
Summary information on the Company's plans as of December 31, 1993, is as follows:

                                                   (In thousands)

     Accumulated postretirement benefit obligation:
       Active employees                                  $(1,479)
       Retirees and dependents                            (5,560)

     Accumulated postretirement benefit obligation        (7,039)
     Fair value of plan assets
     Funded status                                        (7,039)
     Unrecognized net gain                                  (187)

     Postretirement benefit obligation                   $(7,226)

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's medical, dental and life insurance plans, including the effects of capped Company contribution rates and discontinuance of Company payments toward retiree health and dental insurance effective January 1, 1996. The effect of a 1.0% annual increase in the assumed medical inflation rate of zero would be insignificant. Measurement of the accumulated postretirement benefit obligation was based on a 7.75% discount rate at January 1, 1993, and at 7.25% at December 31, 1993. The discount rate was revised to better reflect current market conditions. The change in discount rates did not significantly change the accumulated postretirement benefit obligation, had no effect on the 1993 postretirement expense and will not have a significant impact on future annual postretirement expense.

The Company funds medical and dental costs as incurred and funds life insurance benefits through term life insurance policies.
The Company plans to continue funding these benefits on a pay-as-you-go basis. The components of net periodic postretirement benefit expense for 1993 are as follows:

                                                   (In Thousands)

     Service cost-benefits earned during period             $ 43
     Interest cost on accumulated benefit obligation         637

     Net expense                                            $680

NOTE H - Income Taxes

Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." FASB Statement No. 109 replaced FASB Statement No. 96, of the same title, which the Company previously used to account for income taxes. The effect of adopting FASB Statement No. 109 is to recognize deferred tax benefits that were not recognized under FASB Statement No. 96. The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 increased earnings by $482,000 or $.10 per share. Prior years' financial statements have not been restated to reflect the provisions of FASB Statement No. 109. The information disclosed for 1992 and 1991 is computed under the requirements of FASB Statement No. 96.

The components of earnings before income taxes and cumulative effect of changes in accounting principles comprise the following:


 (In thousands)
                                       1993      1992      1991

Domestic                             $ 8,965   $ 5,151    $1,748
Non-U.S.                               1,295    (1,330)    4,496

    Total                            $10,260   $ 3,821    $6,244


The provision for income taxes charged to earnings before cumulative effect of changes in accounting principles comprise the following:

                                            (In thousands)
                                       1993     1992      1991

Current:
  Federal                             $  908    $  292    $  155
  State                                  375       207       100
  Non-U.S.                             2,124     1,115     1,034

    Total current                      3,407     1,614     1,289

Deferred:
  Federal                                154       648       950
  State                                  429
  Non-U.S.                              (300)     (342)     (209)

    Total deferred                       283       306       741

    Total provision for
     income taxes                     $3,690    $1,920    $2,030


The gross U.S. deferred income tax expense in 1993 was $1,338,000.

ANNUAL REPORT PAGE 21
NOTE H - Income Taxes (continued)


Significant components of the Company's deferred tax liabilities and assets at December 31, 1993, are:

                                            (In thousands)

Depreciation                                   $   270
Pensions                                        11,176
Other                                            1,013

Gross deferred tax liabilities                  12,459

Postemployment benefits                          2,513
Inventory reserves                               1,777
Loss carryforwards                               8,119
Credit carryforwards                             3,764
Nondeductible accruals                           3,064
Other                                              802

Gross deferred tax assets                       20,039

Net deferred tax assets                          7,580
Deferred tax assets valuation
  allowance                                     (8,023)

     Total                                     $  (443)


During 1993, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions and decreased by the utilization of net operating losses in other jurisdictions. The net decrease in the valuation allowance was $911,000.

A reconciliation of the Company's effective income tax to the statutory federal income tax follows:

                                               (In thousands)
                                           1993      1992      1991

Taxes at the U.S. statutory rate        $ 3,488   $ 1,299    $2,123
State income taxes, net of federal
 income tax benefit                         531       176       100
Non-U.S. income taxed at rates
 different than the U.S. statutory rate   1,494     1,511       (50)
Utilization of net operating loss
 carryforwards and benefit of
 scheduled tax credits                   (1,842)   (1,751)     (525)
Alternative Minimum Tax                               711
Other                                        19       (26)      382

    Provision for income taxes          $ 3,690   $ 1,920    $2,030

Undistributed earnings of certain non-U.S. subsidiaries amounting to $34,300,000 at December 31, 1993, are intended to be permanently invested and accordingly, no provision has been made for non-U.S. withholding taxes on these earnings. In the event all undistributed earnings were remitted, approximately $4,000,000 of withholding tax would be imposed.

The Company has tax basis net operating loss carryforwards and business credit carryforwards of approximately $25,200,000 and $3,000,000, respectively, at December 31, 1993. A portion, $15,400,000, of the net operating loss and all of the business credit carryforwards expire between the years 2000 and 2006. The remainder of the net operating loss carryforwards has an unlimited carryforward period. In addition, the Company has alternative minimum tax credit carryforwards of approximately $867,000, which have no expiration date.

NOTE I - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of resistor networks, variable resistors, frequency control devices, electronic connectors, hybrid microcircuits, automotive control devices, switches, loudspeakers and industrial electronics.

Sales to a major automotive manufacturer were $40,100,000 in 1993, $30,700,000 in 1992 and $29,900,000 in 1991. Sales to a major computer manufacturer were $24,000,000 in 1993, $19,300,000 in 1992 and $23,500,000 in 1991.

The non-U.S. operations or facilities are located in Taiwan, Singapore, Hong Kong, Thailand, United Kingdom, Canada and Mexico. Net sales to unaffiliated customers from other non-U.S. operations in the aggregate equaled 16%, 14% and 16% of the consolidated total for each of the years 1993, 1992 and 1991, respectively. Net sales to unaffiliated customers from the United Kingdom operation equaled 12%, 10% and 10% of the consolidated total for 1993, 1992 and 1991, respectively.

Net assets of subsidiaries located in non-U.S. countries as of December 31, 1993, and December 31, 1992, are summarized as follows:
                                                   (In thousands)
                                                   1993      1992

Net current assets                              $19,910   $21,643
Property, plant and equipment--net               23,899    24,696
Goodwill and other long-term assets               2,304     2,458
Long-term obligations                            (4,699)   (6,418)
Deferred income taxes                              (174)     (233)
    Total net assets of non-U.S.
      subsidiaries                               $41,240  $42,146

ANNUAL REPORT PAGE 22
Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally property and equipment and other noncurrent assets.

Summarized financial information concerning the geographic areas of operation for 1993, 1992 and 1991 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.

Geographic Area                                    (In thousands)
                                              1993      1992      1991

Net Sales
  Domestic:
    Sales to unaffiliated customers         $170,566  $172,646  $170,564
    Transfers to non-U.S. area                 4,484     4,469     2,736

                                             175,050   177,115   173,300
  Other Non-U.S.:
    Sales to unaffiliated customers           37,868    32,743    36,682
    Transfers to domestic area                10,397    15,703    21,524

                                              48,265    48,446    58,206
  United Kingdom:
    Sales to unaffiliated customers           28,545    22,002    22,290
    Transfers to domestic area                   149       388

                                              28,694    22,390    22,290
  Eliminations                               (15,030)  (20,560)  (24,260)

          Total net sales                   $236,979  $227,391  $229,536

Operating Profit
  Domestic                                  $ 12,060  $  8,237  $  5,834
  Other Non-U.S.                               4,476     2,860     5,119
  United Kingdom                                 910    (1,313)      475
  Gain on sale of property
    and other related provisions                          (852)   (1,857)

                                              17,446    10,636    13,285
  Eliminations                                   (19)      (51)      (21)

                                              17,427    10,585    13,264
  General corporate expenses                   6,406     6,487     6,969

  Operating profit                            11,021     4,098     6,295
  Other expenses--net                           (761)     (277)      (51)

    Earnings before income taxes and
      cumulative effect of changes in
      accounting principles                 $ 10,260  $  3,821  $  6,244

Assets Apportioned by Area
  Domestic                                  $ 73,256  $ 78,747  $ 82,102
  Other Non-U.S.                              54,452    48,331    53,522
  United Kingdom                              18,398    17,847    21,673

                                             146,106   144,925   157,297
  Eliminations                                (5,047)   (2,972)   (6,714)

                                             141,059   141,953   150,583
  Corporate assets                            44,005    28,820    25,778

          Total assets                      $185,064  $170,773  $176,361

Geographic Area                                    (In thousands)
                                              1993      1992      1991

Capital Expenditures
  Domestic                                  $  7,318  $  4,062  $  5,999
  Other Non-U.S.                               3,300     1,790     4,142
  United Kingdom                               1,078     2,979     5,826

          Total                             $ 11,696  $  8,831  $ 15,967

NOTE J - Supplemental Statement of Earnings Information

The following costs and expenses were charged to operations:

                                                 (In thousands)

                                          1993       1992       1991

Maintenance and repairs                $  3,778    $ 3,248    $ 3,779

Depreciation of property, plant
 and equipment                           11,211     10,977     12,445

Amortization of intangible assets           932        688        657

Research and development costs            5,708      6,092      5,656

Rent expense                              1,241      1,172      1,153


Royalties, taxes (other than payroll taxes and income taxes) and advertising costs were each less than one percent of the total sales for each of the three years.

ANNUAL REPORT PAGE 23
NOTE K - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following:
1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.

NOTE L - Related Party Transactions

Dynamics Corporation of America (DCA) owned 1,920,900 shares (37.3%) of the Company's outstanding common stock at December 31, 1993. In 1987, CTS shareholders voted not to grant DCA voting rights on 1,020,000 of these shares. In addition to stock ownership, as of December 31, 1993, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.

ANNUAL REPORT PAGE 24


                    REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE

To the Stockholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1993, and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Also effective January 1, 1993, the Company changed its method of accounting for postretirement healthcare and life insurance benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."


Price Waterhouse

South Bend, Indiana
February 7, 1994

ANNUAL REPORT PAGE 25

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                AND RESULTS OF OPERATIONS (1991 - 1993)

Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.



(In thousands)
                                December 31  December 31 December 31
                                       1993         1992        1991
Net cash provided by (used in):
     Operating activities           $ 17,565    $ 12,838    $ 16,075
     Investing activities            (10,698)     (7,301)    (10,256)
     Financing                        (1,342)     (5,121)       (941)

Working capital                     $ 47,378    $ 50,114    $ 51,924
Current ratio                           1.95        2.34        2.31
Interest-bearing debt               $ 17,992    $ 16,359    $ 18,738
Cash and equivalents                  23,534      18,455      18,131
Net tangible worth                   113,402     112,693     115,026
Ratio of interest-bearing debt
     to net tangible worth               .16         .15         .16


During 1993, positive cash flow from operating activities increased by $4.7 million from 1992, primarily due to the $9.6 million increase in sales, which resulted in a $4.7 million increase in earnings before accounting changes.

Cash flow in 1992 from operating activities was $3.2 million below that generated in 1991, primarily due to the 1992 earnings decline of $2.3 million, payment of various restructuring costs and tooling expenditures. Our efforts to improve collection of receivables, reduce inventories and better manage payables offset payments for income taxes and other liabilities, but not the reduced earnings and payments for tooling.

A significant noncash component of operating earnings during the 1991 to 1993 period was pension income of $6.0 million in 1993, $4.9 million in 1992 and $4.9 million in 1991. During 1993, the Company paid $4.3 million in benefits and no cash contributions were required. As a result of the Company's overfunded pension position, no cash contributions are anticipated to be required in the immediate future to meet the Company's pension benefit obligations.

The major investment activity during the last three years was capital expenditures, which totaled $11.7 million in 1993, $8.8 million in 1992 and $16.0 million in 1991. The major capital expenditures in 1993 were for new products and product line enhancements, as well as selected capacity increases. The decrease in 1992 from 1991 reflects the significant one-time investments made in 1991, which included $8.9 million for facility expansions in Scotland and Thailand. The Company expects to increase its capital expenditures in 1994 over 1993 levels. These capital expenditures primarily will be for new products and cost reduction programs.

The net cash used for financing activities in 1993 primarily reflects loan renegotiations which reduced certain non-U.S. long-term debt and increased short-term borrowings, and additional short-term borrowings at certain non-U.S. locations. The primary financing use of cash in 1992 was the elective paydown of $1.7 million in debt, compared to increases in debt of $2.9 million in 1991.

Dividends paid in 1993 were $2.1 million, compared to $3.9 million in 1992 and $3.8 million in 1991. In response to the 1992 decrease in cash provided by operations, the Company reduced its annual quarterly dividend from $.1875 to $.10 per share effective with its February 1993 payment.

At the end of 1993, 1992 and 1991, most of the Company's cash was held in U.S.-denominated cash equivalents for the credit of the various non-U.S. subsidiaries. The cash, other than approximately $5 million, is available to the parent Company.

At the end of 1993, CTS had $49.0 million of borrowing capacity, of which $45.0 million was available under two long-term revolving credit agreements, both of which were renegotiated in 1993. The U.S. revolving agreement of $45.0 million, which expires in April 1997, is the Company's primary credit vehicle and, together with cash from operations, should adequately fund the Company's anticipated cash needs.

ANNUAL REPORT PAGE 26
Results of Operations

The table below highlights significant information with regard to the Company's results of twelve months of operations during the past three fiscal years.
                                        (In thousands)
                             December 31  December 31  December 31
                                   1993         1992         1991

Net sales                       $236,979     $227,391     $229,536
Gross earnings                    47,344       41,101       40,418
Gross earnings as a
  percent of sales                  20.0%        18.1%        17.6%
Selling, general and
  administrative expense        $ 36,323     $ 37,855     $ 35,980
Selling, general and
  administrative expense
  as a percent of sales             15.3%        16.6%        15.7%
Gain on sale of property and
  other related provisions                        852        1,857
Operating earnings              $ 11,021     $  4,098     $  6,295
Operating earnings as a
  percent of sales                   4.7%         1.8%         2.7%
Earnings before income taxes
  and cumulative effect of
  changes in accounting
  principles                    $ 10,260     $  3,821     $  6,244
Income taxes                       3,690        1,920        2,030
Income tax rate                     36.0%        50.2%        32.5%


From 1992 to 1993, total sales increased by 4.2%, primarily due to increased sales in our automotive product lines, which more than offset sales declines in our military connector and frequency controls products.

From 1991 to 1992 total sales decreased less than 1% as increased sales of automotive, electrocomponents and microelectronics products were offset by continued declining demand for resistor and connector products from our mainframe computer and military customers.

During the three-year period 1991-1993, overall sales have increased to the automotive market from 22% to 32%, decreased in the defense and aerospace market from 20% to 12% and remained fairly constant in our other market areas.

The Company's 15 largest customers represented 62% of net sales in 1993, 58% in 1992 and 59% in 1991. One customer, a major manufacturer of automobiles, comprised 17% of net sales in 1993, compared with 14% for 1992 and 13% for 1991. Another customer, a major manufacturer of data processing equipment, comprised 10% of net sales in 1993, compared with 8% in 1992 and 10% in 1991.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

During 1993, improvement was realized in gross earnings, primarily due to higher sales volume, production efficiencies and higher absorption of manufacturing expenses. Gross earnings were relatively similar in 1992 and 1991.

Selling, general and administrative expenses, in dollars and as a percent of sales, decreased during 1993, primarily as a result of the cost containment and expense reduction programs in place during the year. During 1992, selling, general and administrative expenses increased slightly over 1991. A portion of the higher 1992 expenses in this area was due to problems caused by defective parts from a supplier. Also, during 1992, the Company continued to incur start-up costs in conjunction with its European expansion efforts.

During 1992, the Company continued to dispose of nonproductive assets, including its closed Paso Robles facility and assets of its tooling business. These major asset sales generated cash of $2.7 million and a net pretax gain of $1.5 million.

During 1991, the Company completed the sale of its Hong Kong manufacturing facility for $5.7 million, realizing a pretax gain of $3.6 million. After a restructuring provision of $0.6 million, a net pretax gain of $3.0 million was realized from the Hong Kong facility sale.

The primary reason for the operating earnings increase in 1993 from 1992 was the increased automotive product sales. The overall decrease in 1992 operating earnings from 1991 is primarily a result of the 1991 gain on the sale of the Hong Kong property and 1992 losses in our military connector and frequency control products businesses. A portion of the frequency control business loss was caused by a supplier-related defective component, which resulted in direct expenses of approximately $2.0 million and negatively affected our 1992 and 1993 sales. A settlement was negotiated with this vendor in 1993 and the Company recognized a $2.25 million recovery.

ANNUAL REPORT PAGE 27
The lower effective tax rate for 1993, as compared to 1992, is a result of improved earnings which resulted in an increase in net operating loss carryforward utilization. Additionally, several non-U.S. locations, where no tax benefit was available, incurred losses in 1992 which resulted in the higher 1992 effective tax rate.

The effects of the new accounting pronouncements FASB 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB 109, "Accounting for Income Taxes," have been discussed in financial statement footnotes, Note G and Note H, respectively. Relative to Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 15, 1993, the Company believes that the impact, if any, will be insignificant.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note K - Contingencies.

ANNUAL REPORT PAGE 11

             FIVE - YEAR SUMMARY
             (In thousands of dollars except per share data)



                                                   % of               % of               %of                %of              %of
                                            1993   Sales       1992  Sales       1991  Sales       1990  Sales      1989  Sales
          SUMMARY OF OPERATIONS

          Net sales                     $236,979   100.0   $227,391   100.0   $229,536   100.0   $251,044   100.0  $261,961  100.0
          Cost of goods sold             189,635    80.0    186,290    81.9    189,118    82.4    202,115    80.5   209,973   80.2

               Gross earnings             47,344    20.0     41,101    18.1     40,418    17.6     48,929    19.5    51,988   19.8

          Selling, general and
          administrative expenses         36,323    15.3     37,855    16.6     35,980    15.7     38,051    15.2    35,945   13.7

          (Gain) on sale of property
           and other related provisions                        (852)   (0.3)    (1,857)   (0.8)       796     0.3

               Operating earnings         11,021     4.7       4,098    1.8      6,295     2.7     10,082     4.0    16,043    6.1

          Other (expenses)                  (761)   (0.4)       (277)  (0.1)       (51)    0.0       (549)   (0.2)    1,338    0.5
          income--net
          Earnings before income taxes
          and cumulative effect
          of changes in                   10,260     4.3       3,821    1.7       6,244    2.7      9,533     3.8    17,381    6.6
          accounting principles

          Income taxes                     3,690     1.6       1,920    0.9       2,030    0.9      2,193     0.9     3,128    1.2
          Net earnings--before
          accounting changes               6,570     2.7       1,901    0.8       4,214    1.8      7,340     2.9    14,253    5.4


          Cumulative effect on prior
          years of accounting changes (a) (4,614)   (1.9)

               Net earnings                1,956     0.8       1,901    0.8       4,214    1.8       7,340    2.9    14,253    5.4

          Retained
          earnings--beginning of year    100,973             102,482            102,110             98,629           87,786


          Dividends declared              (2,061)             (3,410)            (3,842)            (3,859)          (3,410)

          Retained earnings--end of
          year                          $100,868            $100,973           $102,482           $102,110          $98,629


          Average shares outstanding   5,152,556           5,141,936          5,122,433          5,168,688        5,456,192

          Net earnings per share:
          Before accounting
          changes                          $1.27               $0.37              $0.82              $1.42            $2.61


          Cumulative effect
          on prior years of
          accounting changes              (0.89)
          Net earnings                    $0.38                $0.37              $0.82              $1.42            $2.61

          Cash dividends per share        $0.40                $0.6625            $0.750             $0.750           $0.625

          Capital expenditures            11,696               8,831             15,967             11,821           10,843
          Depreciation and
          amortization                    12,143              11,665             13,102             13,052           13,396


          FINANCIAL POSITION AT YEAR-END

          Current assets                 $97,266           $87,376           $91,493           $91,152         $94,831

          Current liabilities             49,888            37,262            39,569            39,102          37,914
          Current ratio                  1.9 to 1          2.3 to 1          2.3to 1           2.3to1          2.5to1

          Working capital                $47,378           $50,114           $51,924           $52,050         $56,917

          Inventories                     36,059            37,222            40,855            45,389          46,508
          Property, plant and
          equipment--net                  47,842            48,529            53,828            53,207          54,600

          Total assets                   185,064           170,773           176,361           172,525         176,584

          Short-term notes payable        12,822             5,827             8,160             7,750           1,786
          Long-term obligations            4,995            10,826            11,297             8,858          12,004

          Stockholders' equity           119,203           119,372           122,485           122,298         124,878

          Common shares outstanding    5,153,424         5,150,824         5,123,824         5,122,124        5,464,278

          Equity (book value) per
          share                           $23.13            $23.18            $23.91            $23.88          $22.85

          OTHER DATA

          Stock price range (dollars per
          share to the nearest 1/8)     $22.38-$17.00     $24.50-$17.13     $24.00-$16.38     $23.63-$16.00      $25.50-$22.25


          Average number of employees      3,975             4,335             4,847             5,540           5,931

          Number of stockholders at
          year-end                         1,198             1,278             1,343             1,439           1,524



          (a)The Company adopted FASB106,"Employers' Accounting for Postretirement Benefits
             Other Than Pensions" and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.

                                      EXHIBIT 22


                           CTS CORPORATION AND SUBSIDIARIES


          CTS Corporation (Registrant), an Indiana corporation

          Subsidiaries

          CTS Corporation, a Delaware corporation

               CTS Singapore, Pte. Ltd., a Republic of Singapore corporation

               CTS of Panama, Inc., a Republic of Panama corporation

                    CTS Components Taiwan, Ltd.,1 a Taiwan, Republic of China corporation

                    CTS de Mexico S.A.,1 a Republic of Mexico corporation

               CTS Export Corporation, a Virgin Islands corporation

          CTS of Canada, Ltd., a Province of Ontario (Canada) corporation

               CTS Manufacturing (Thailand) Ltd.,1 a Thailand corporation

          CTS Electronics Hong Kong Ltd.,1 a Republic of Hong Kong corporation

          CTS Corporation U.K. Ltd., a United Kingdom corporation

          CTS Printex, Inc., a California corporation

          CTS Micro Peripherals, Inc., a California corporation

               Micro Peripherals Singapore (Private) Limited, a Republic of
                      Singapore corporation





          Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is 100% owned by its parent company. Operations of all subsidiaries and divisions are consolidated in the financial statements.


               1 Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

                                                EXHIBIT 23

            CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectuses constituting part of the Registration Statements on Form S-8 (No. 2-84230 and No. 33-27749) of CTS Corporation of our report dated February 7, 1994 appearing on page 24 of the 1993 CTS Corporation Annual Report to Stockholders which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report on the Financial Statement Schedules, which appears on page S-2 of this Form 10-K.



PRICE WATERHOUSE


South Bend, Indiana
March 17, 1994